SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. ___)

                      WebQuest International, Incorporated
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   947681-10-2
                                   -----------
                                 (CUSIP Number)

                                October 27, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ___ Rule 13d-1(b)

         _X_ Rule 13d-1(c)

         ___ Rule 13d-1(d)

CUSIP No.  947681-10-2                      13G         Page 2 of 5 Pages
----------------------                                  -----------------



1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

                  HomeSeekers.com, Incorporated         87-0397464
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                           (a) _____                          (b) ______
--------------------------------------------------------------------------------

3.  SEC USE ONLY


--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada
--------------------------------------------------------------------------------

                           5.  SOLE VOTING POWER
NUMBER OF                          800,000
SHARES                     ________________________________________________
BENEFICIALLY
OWNED BY                   6.  SHARED VOTING POWER
EACH                                    0
REPORTING                  ________________________________________________
PERSON
WITH                       7.  SOLE DISPOSITIVE POWER
                                   800,000
                           ________________________________________________

8.  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     800,000
--------------------------------------------------------------------------------

CUSIP No. 947681-10-2                             13G       Page 3 of 5 Pages
---------------------                                       -----------------


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  _____
--------------------------------------------------------------------------------


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      15.0%
--------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------





Item 1 (a).  Name of Issuer:

         The name of the issuer of the Common Stock, $.001 par value ("Common Stock"), is WebQuest International, Incorporated (the "Issuer").

Item 1 (b).  Address of Issuer's Principal Executive Offices:

         The address of the Issuer's principal offices is 1662 Highway 395, Suite 203, Minden, Nevada 89423-4328.

Item 2 (a).  Name of Person Filing:

         The person filing this Schedule is HomeSeekers.com, Incorporated (the "Reporting Person").

Item 2 (b).  Address of Principal Business Office or, if None, Residence:

         The principal business address of the Reporting Person is 6490 South McCarran Boulevard, Suite 28, Reno, Nevada 89509.

Item 2  (c).  Citizenship:

         The Reporting Person is a corporation organized under the laws of the State of Nevada.

CUSIP No. 947681-10-2                       13G           Page 4 of 5 Pages
---------------------                                     -----------------



Item 2 (d).  Title of Class of Securities:

         The class of equity security to which this schedule relates is the Common Stock.

Item 2 (e).  CUSIP Number:

         The CUSIP number assigned to the Common Stock is 947681-10-2.

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

         Not applicable.

Item 4.  Ownership.

         The shares of the Common Stock owned by the Reporting Person and covered by this Schedule amount to 800,000 shares, constituting 15.0% of the outstanding shares of the Common Stock. The Reporting Person has the sole power to vote and direct the vote for 800,000 shares of Common Stock and the sole power to dispose of or direct the disposition of 800,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

CUSIP No. 947681-10-2                       13G           Page 5 of 5 Pages
---------------------                                     -----------------




Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1999

HomeSeekers.com, Incorporated


BY /s/  Gregory L. Costley
   -------------------------------
          Gregory L. Costley
          Chairman of the Board
          Chief Executive Officer
          Secretary/Treasurer